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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

____________________________________________
CONSOLIDATED NATURAL GAS COMPANY             :          CERTIFICATE
Pittsburgh, Pennsylvania                     :               of
                                             :          NOTIFICATION
CNG COAL COMPANY                             :             NO. 1
CNG PRODUCING COMPANY                        :
CNG PIPELINE COMPANY                         :         TRANSACTIONS
CNG RESEARCH COMPANY                         :         DURING PERIOD
CNG STORAGE SERVICE COMPANY                  :         _____________
CNG ENERGY SERVICES CORPORATION              :
(Formerly CNG GAS SERVICES CORPORATION       :        July 1, 1995
CNG TRANSMISSION CORPORATION                 :            through
CONSOLIDATED NATURAL GAS SERVICE             :      September 30, 1995
COMPANY, INC.                                :
CONSOLIDATED SYSTEM LNG COMPANY              :
HOPE GAS, INC.                               :
THE EAST OHIO GAS COMPANY                    :
THE PEOPLES NATURAL GAS COMPANY              :
VIRGINIA NATURAL GAS INC.                    :
WEST OHIO GAS COMPANY                        :
                                             :
File No. 70-8619                             :
                                             :
(Public Utility Holding Company Act of 1935) :
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:
	By Order dated June 29, 1995 (HCAR No. 26321), the Securities and Exchange Commission permitted the Application-Declaration of Consolidated Natural Gas Company ("Consolidated") and its above-mentioned subsidiaries ("Subsidiaries") to become effective, thereby authorizing Consolidated and its Subsidiaries to engage in various securities transactions to finance said Subsidiary companies through June 30, 1996.
	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order:


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1.	Sale of Commercial Paper.

		During the period, Consolidated issued and sold commercial paper.  The maximum amount of Consolidated's commercial paper outstanding at any time during this period ended September 30, 1995, was $157,000,000 principal amount.

		Amount Outstanding - September 30, 1995 - $139,000,000

2.	Borrowings under Commercial Paper Backup Lines of Credit.

		There were no borrowings or repayments during this period.

3.	Short-Term Advances to Subsidiaries for Gas Storage and Working Capital.

		Short-term advances to Subsidiaries for gas storage and working capital were taken through the Consolidated Natural Gas System Money Pool (SEC File No.
70-7258, HCAR No. 24128).

4.	Long Term Loans.

		During the period no long-term notes were issued to the subsidiaries.


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5.	Sales of Capital Stock by Subsidiaries.

		There were no capital stock sales during the period:

		The Public Service Commission of West Virginia -- which has jurisdiction over Hope Gas Inc. -- authorized financing for Hope by order dated June 19, 1995. A copy of the order is attached as Exhibit A.

		The "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized under the Order have been consummated.

			CONSOLIDATED NATURAL GAS COMPANY
			CNG COAL COMPANY
			CNG PRODUCING COMPANY
			CNG PIPELINE COMPANY
			CNG RESEARCH COMPANY
			CNG STORAGE SERVICE COMPANY
			CNG ENERGY SERVICES CORPORATION
			CNG TRANSMISSION CORPORATION
			CONSOLIDATED NATURAL GAS SERVICE
			  COMPANY, INC.
			CONSOLIDATED SYSTEM LNG COMPANY
			HOPE GAS, INC.
			THE EAST OHIO GAS COMPANY
			THE PEOPLES NATURAL GAS COMPANY
			VIRGINIA NATURAL GAS INC.
			WEST OHIO GAS COMPANY

			J. M. Hostetler
			Their Attorney

Dated this 31st day
of October, 1995